

September 24, 2015

Via E-mail
John V. Oyler
Chief Executive Officer and Chairman
BeiGene, Ltd.
c/o Mourant Ozannes Corporate Services (Cayman) Limited
94 Solaris Avenue, Camana Bay
Grand Cayman KY1-1108
Cayman Islands

> **Re: BeiGene, Ltd.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 28, 2015**
> **CIK No. 0001651308**

Dear Mr. Oyler:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Table of Contents

1. Where you discuss your use of industry publications and third-party research, you state that "we have not independently verified such data and you are cautioned not to give undue weight to this information." Please revise to also clarify that you are liable for the information that you provide to investors in the registration statement.

Prospectus Summary

Overview, page 1

2. Please clarify the meaning of any specific scientific or technical terms the first time they are used in your prospectus in order to ensure that your disclosure is easily understandable by the lay reader. For example only, please clarify that BTK is a kinase, RAF dimer is a gene, PARP refers to a family of proteins and that PD-1 is a cell surface receptor protein that acts as an immune checkpoint.

3. In your description of BGB-283, please explain what the MAPK pathway is and distinguish between RAF inhibitors and BRAF inhibitors. Also, please explain how RAF monomers and dimers differ and the significance of the dimerization process.

4. The tables displaying your pipeline drug candidates should reflect the actual, and not the anticipated, clinical status of these products. Accordingly, please move the arrow for BGB-290 here and in the corresponding table on page 128 to the midpoint of the BGB-290 column, as the dose-escalation phase of your clinical trial is ongoing.

Company and Other Information, page 6

5. Please state here that the term "exempted company" refers to one whose operations will be mainly carried out outside of the Cayman Islands.

Risk Factors

We will need to obtain additional funding . . . , page 15

6. To provide investors with greater context of the risk identified here, please also state in this risk factor the total net cash flows used by your operating activities in recent periods.

Risks Related to Clinical Development of Our Drug Candidates

"Our drug candidates may cause undesirable side effects . . . ," page 27

7. Please amend this risk factor to include examples of the drug-related adverse events you have identified in the clinical trials of your product candidates, as disclosed in your Business section.

Risks Related to Our Industry, Business and Operation

"If product liability lawsuits are brought against us . . . ," page 62

8. Please amend this risk factor to indicate the monetary limit of the product liability insurance coverage you have obtained.

Use of Proceeds, page 86

9. To the extent practicable, please separate the amount of net offering proceeds you intend
    to allocate toward research and development expenses from the remainder amount you
    have designated for working capital and general corporate purposes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview

Revenue, page 100

10. Please disclose separately the aggregate potential receipts under your collaboration
    agreements with Merck for clinical, regulatory and commercial milestones.

Results of Operations

Research and Development Expenses, page 105

11. Please expand your disclosure to include the total costs incurred during each period
    presented for each project or product candidate separately.

Critical Accounting Policies and Significant Judgements and Estimates

Fair Value Estimate, page 118

12. We may have additional comments on your accounting for equity issuances including
    stock compensation and beneficial conversion features. Once you have an estimated
    offering price, please provide us an analysis explaining the reasons for the differences
    between recent valuations of your common stock leading up to the IPO and the estimated
    offering price.

Business

Overview, page 123

13. In the first paragraph you state that your drug candidates targeting BTK, RAF dimer and
    PARP are all currently in the dose-expansion phase of their respective clinical trials.
    Please amend this disclosure as BGB-290 has not yet progressed to the dose-expansion
    phase.

14. Please state in this disclosure, if true, that you have made no efforts to date to seek
    regulatory approval for any of your product candidates in the United States, such as filing
    an Investigational New Drug Application with the FDA.

China's Pharmaceutical Market, page 133

15. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note the industry data provided on pages 133 and 134 and in the "Market Opportunity" section starting on page 153. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Principal Shareholders, page 216

16. For each of the entities listed in your beneficial ownership table, please disclose the natural person or persons who exercise dispositive voting or investment control with respect to the shares.

2. Summary of significant accounting policies

Fair Value Measurements, page F-9

17. Please explain your determination that your investments in debt securities should be considered level 1 in the fair value hierarchy.

16. Research and development collaborative arrangements, page F-40

18. Regarding your arrangements with Merck KGaA please address the following:

- You state that you are eligible to receive upfront non-refundable payments and Phase I research and development fees. Please tell us what research and development fees you are referring to and how they differ from the contingent Phase I research and development fees;

- Disclose the significant factors, inputs, assumptions and methods used in determining the best estimate of selling price of each deliverable. Refer to ASC 605-25-50-2; and

- Disclose the performance period of the research and development services.

Other Comments

19. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

20. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

You may contact Rolf Sundwell at (202) 551-3105 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Erin E. Martin at (202) 551-3391 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ *Erin E. Martin* for

Suzanne Hayes
Assistant Director

cc: Mitchell S. Bloom
       Michael J. Kendall
       Edwin M. O'Connor
       Goodwin Procter LLP
       Exchange Place
       Boston, MA 02109